Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cigna Corporation and Express Scripts Holding Company
(Commission File No. 001-08323)
Date: March 8, 2018

On March 8, 2018 Cigna Corporation made the following Q&A available.

Employee/Manager Questions

Overall

Why is Cigna acquiring Express Scripts?
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Cigna announced today that we will acquire Express Scripts, a pharmacy services company serving employers of all sizes and health plans as well as government agencies, to create a new, transformative health care services model that offers greater choice, alignment and value for our clients and customers.

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This combination brings together two innovative, complementary, and customer-centric medical leaders with proven track records of service, quality and affordability, that will chart a healthier, more affordable, and more personalized health care journey for all people by expanding choice, improving alignment and partnerships between individuals and their health care providers and delivering greater value to those we serve.

Will the Department of Justice be involved in the review and approval of this acquisition?
The transaction is subject to regulatory approval by the Federal Trade Commission or the Department of Justice.  We do not know which regulatory body will be assigned to the transaction.  When we know this information, we will share more specifics.

When is the transaction expected to close?
The transaction is expected to be completed by December 31, 2018.

How does this announcement impact our value proposition? The combined company will build on the success of Cigna and Express Scripts, bringing together two innovative, complementary, and customer-centric health services leaders to chart a healthier, more affordable, and more personalized health care journey for people by expanding choice, improving alignment and partnerships between individuals and their health care providers and delivering greater value to those we serve.

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Consumer Choice. We make it easier for people to choose the healthiest options by offering a full suite of medical, behavioral, specialty pharmacy and other health engagement services accessible through ways that work best for the customer, from retail to digital.

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Patient-Provider Alignment. Using our combined delivery system partnerships to drive our role as the connective tissue between individuals and their health care providers, providing a more coordinated approach to an individual's health care journey, reducing complexity and creating better outcomes.

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Personalized Value. We make health care simpler for people by harnessing actionable insights and predictive analytics, maximizing adoption of evidence-based care and delivering industry-leading innovation to support care decisions to build health care services around customer needs.

What is the new company called?
Cigna and Express Scripts names will both remain active in the marketplace.  The name of the parent company is Cigna.

Where will the new company be headquartered?
The new company will be headquartered in Bloomfield, CT.  Express Scripts will continue to maintain a significant presence in St. Louis, MO.

What do we know about the Express Scripts culture? If the acquisition is approved, what do we envision for the culture and mission of the combined company?
Both companies are innovators in making the customer experience simpler for those we serve.  Cigna and Express Scripts are two great companies with unique cultures.  Post close, we will learn from one another and approach the combination in a manner that preserves the value of what we already do while working together to build the future for the combined company.

What will the management team look like?
At this time, we are focused on completing the transaction and delivering value to our shareholders.  Post close, we will communicate more about the management team.

How will the combined company operate?
At this time, we are focused on completing the transaction and delivering value to our shareholders.  Post close, we will communicate more about the operating model of the combined company.

When will integration begin?
Actual integration will not occur until post-close, but some degree of integration planning is likely to occur pre-close.

Individual/Role Related Questions

What if I lose my job?  Will there be severance benefits?
The transaction is expected to be completed by December 31, 2018. Until then, it's business as usual, and both Cigna and Express Scripts will continue to operate and compete as separate companies. Upon regulatory approval and closure, we will be working on integration plans. This will involve some changes that will affect certain positions. It's too early to know specifics at this time.

If your job is eliminated before the closing and you meet certain requirements under Cigna's US Employee Severance Pay Plan, you will be entitled to severance pay benefits under "Schedule I" of the Plan.  If you are involuntarily terminated (except "for cause") within two years after the closing, you will be entitled to severance pay benefits under "Schedule II" of the Plan.

Does this transaction qualify as a "change of control" of Cigna Corporation?
Yes.  The transaction qualifies as a change of control of Cigna Corporation.  This term is used in a limited number of Cigna's benefits and compensation programs, including Cigna's US Employee Severance Pay Plan and Cigna's Long Term Incentive Plan. The recent announcement alone does not qualify as a change of control.

Will there be an immediate change in my role as a result of this transition?
There are no immediate role changes that will be a direct result of this announcement.

Will there be layoffs as a result of the announcement?
There will be no immediate layoffs as a result of the announcement of the proposed transaction. The transaction is expected to be completed by December 31, 2018. Until then, it's business as usual, and both Cigna and Express Scripts will continue to operate and compete as separate companies. Post close, integration planning will begin.  Based on those integration plans, there are certain positions which could be impacted but it is too premature to know specifics. This is a strategic acquisition.  The success of the combined company will not be built upon savings through layoffs but rather through the collective skills of the people from both Cigna and Express Scripts.

Will there be any impact to my pay?
There are no changes to your pay as a result of our announcement of Cigna's intent to acquire Express Scripts.

Will there be additional job opportunities for me?
Yes. Both companies have strong track records of growth and together we will strive to offer an unprecedented set of services delivered to constituents across the health care system. With the breadth of the services we can offer to the market together, we believe there will be exciting opportunities for career growth and advancement for our employees.
What happens to my equity awards?
If you remain an active employee at Cigna, any equity awards you may have received under Cigna's Long-Term Incentive Plan will not be affected and we will continue to operate the Plan consistent with its terms and the terms included in the corresponding award agreements.

I worked at Express Scripts or a predecessor company of Express Scripts.  Will I receive service credit?
Some Cigna employees may have previously worked at Express Scripts and vice versa. Details about recognition of prior service in this circumstance have not yet been determined.

Will I need to relocate?
Specific details around the operating model for the new company and specific roles are not known at this time. But we are not anticipating any significant relocation requirements.

The transaction is expected to be completed by December 31, 2018, subject to regulatory and shareholder approvals and other customary closing conditions. Until then, it is business as usual, and both Cigna and Express Scripts will continue to operate and compete as separate companies.

Who will be selected to work on the integration planning project?
Integration planning will not begin in earnest while the transaction is subject to regulatory and shareholder approvals and other customary closing conditions. Some individuals may be asked to support integration planning as appropriate but the very large majority of our team will continue to focus on business as usual.

Will retention be offered to any employees?
During this transition period, we remain highly committed to providing the same high quality level of service we offer to all of our stakeholders in the marketplace.  To that end, certain employees may receive retention awards to ensure business continuity.

Will there be changes to workplace programs and policies?
At this point in time, there are no immediate changes to workplace programs or policies that we intend to make.

Stakeholders/Communications

How will I stay informed about the acquisition and integration planning?
We will provide regular updates to Cigna employees through employee town halls and email updates as there is new information to share.  In addition, we have developed a section on YCL to share news related to the proposed combination of Cigna and Express Scripts. You can also find answers to the most frequently asked questions on the site.

What do I do if I'm contacted by the media with questions about the deal?
Only trained Cigna spokespeople are authorized to speak on behalf of Cigna or anything else to the media. If you receive a call or email from a member of the media, please contact media@cigna.com.

What steps are we taking to minimize disruption to our customers?
The transaction is expected to be completed by December 31, 2018.  Until then, we don't expect any changes in our business model or our interfaces with our partners.

-	Our clients and producers expect from Cigna a high level of service and consultation. This will not change.
-	Our client and producer relationships will remain constant and strong.
-	We are not making changes to client management and service team alignment.
-	We will continue to focus on our integrated solution in the marketplace.
-	We remain committed to delivering incremental value to the marketplace through strengthened manufacturer contracts and a focus on the outcomes of drug expenditures.
-	We are confident in our solutions. This alignment puts us on a path to improved affordability and better outcomes.
What do I say if a customer/client asks me about this change?
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The combination of Cigna and Express Scripts will allow the two companies to come together post-close to create and deliver strengthened solutions to improve the total quality of care and to improve the costs to deliver that quality care.

-	The combination of the industry-leading specialty drug care and distribution reach will allow better access for Cigna customers, and closer connections with the physicians providing that care.
-	Alignment of the delivery system with the Rx point of care for customers has further opportunity to drive better outcomes and savings.
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Growth in the market of recognized value of integrated offerings that deliver meaningful value supports the expansion of necessary process and data integration between medical, behavioral and pharmacy solutions, to allow for early prediction, prevention and interventions for disease conditions.

•	Each company brings a solid contribution to the care delivery chain.

-	Dimension and focus to work with manufacturers
-	Ability to drive unique insights through data analysis
-	Delivery system connections that can be expanded to support more value based orientation in contracting structure (CAC with 40% of metrics tied to Rx)

What do I say if a vendor asks me about this change?
Our focus will remain on providing strong value and seamless service for our customers and clients.  We value the relationship with the vendor and appreciate the services Vendor provides.  We will depend on vendors' continued focus on ensuring predictability and reliability of services.  It is important for both of us to stay focused on providing seamless service and quality for our customers and clients for the services we receive from vendor.

Please refer vendor to the Cigna employee that manages that relationship [Note: Cigna business/sourcing relationship owners are prepared to answer vendor specific questions]

My employees have raised questions that I do not have a clear answer for. What should I do?

For questions that you do not have a clear answer for, please refer to the FAQs on YCL or consult your next level manager for guidance.

Does this impact our move to Agile?
No.  Our commitment to Agile remains very strong as we view it as a key accelerant to our growth, future innovation and to meeting the needs of those we serve more effectively.

Managers Only

(For managers) From now until the deal closes, can I hire Express Scripts employees?
We remain committed to hiring the best talent in the industry.  Express Scripts employees may apply for open roles posted at Cigna.  They will not be given preferential treatment in the hiring process.

FORWARD LOOKING STATEMENTS
Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the "SEC") and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.
Forward-looking statements, including as they relate to Express Scripts ("Express Scripts") or Cigna ("Cigna"), the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts and Cigna do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:
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the inability of Express Scripts and Cigna to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	a longer time than anticipated to consummate the proposed merger;
•	problems regarding the successful integration of the businesses of Express Scripts and Cigna;
•	unexpected costs regarding the proposed merger;
•	diversion of management's attention from ongoing business operations and opportunities;
•	potential litigation associated with the proposed merger;
•	the ability to retain key personnel;
•	the availability of financing;
•	effects on the businesses as a result of uncertainty surrounding the proposed merger; and
•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts and Cigna.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts and Cigna described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT
This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, the newly formed company which will become the holding company following the transaction ("Holdco") intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Cigna and Express Scripts that also constitutes a prospectus of Holdco. Cigna and Express Scripts also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco, Cigna and Express Scripts with the SEC at the SEC's website at www.sec.gov. Copies of documents filed with the SEC by Cigna will be available free of charge on Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115.
PARTICIPANTS IN THE SOLICITATION
Cigna (and, in some instances, Holdco) and Express Scripts and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna (and, in some instances, Holdco) in Cigna's Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its preliminary proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 2, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts' directors and executive officers in Express Scripts' Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its proxy statement for its 2017 Annual Meeting, which was filed with the SEC on March 17, 2017. You may obtain free copies of these documents at the SEC's website at www.sec.gov, at Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.
NO OFFER OR SOLICITATION
This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.